Exhibit 4.3

CastleRock Security Holdings, Inc.

2101 Arlington Heights Road, Suite 150

Arlington Heights, IL 60005

September 24, 2010

Robin Rodriguez

SA Systems LLC

3333 Poinciana Ave

Coconut Grove, FL  33133

Re:                             Contractual Rights - CastleRock Security Holdings, Inc.

Dear Robin:

Pursuant to that certain Contribution Agreement dated September 24, 2010, SA Systems LLC (“SAS”) has acquired 138,000 shares of common stock in CastleRock Security Holdings, Inc. (the “Company”).  In connection with such stock ownership, SAS will be entitled to the following contractual rights with respect to the Company:

1.               Information and Board Observer Rights.  As long as SAS owns any shares of common stock in the Company, the Company shall: (a) provide SAS with copies of the quarterly and annual financial statements of the Company within ten (10) days after such financial statements are available in final form, but in no event later than sixty (60) days after such each fiscal quarter and ninety (90) days after each fiscal year, (b) furnish SAS with all budget-related documents, including all projections and proposals, notices of all meetings of any committees of the Board of Directors, notices of any material litigation and all other information that SAS may reasonably request, and (c) invite a representative of SAS to attend all meetings of its Board of Directors (and all committees thereof) in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors; provided that SAS hereby agrees and such SAS representative shall agree in writing to hold in confidence and trust all information so provided (the “Proprietary Information”); and, provided further, that the Company reserves the right to withhold any information, and to exclude such SAS representative from any meeting or portion thereof, if the Board of Directors reasonably believes in good faith that (a) access to such information or attendance at such meeting would materially and adversely affect the attorney-client privilege between the Company and its counsel, or (b) would result in the violation of any law, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company is subject.  Proprietary Information shall not include (i) information that is legally in the possession of SAS without any confidentiality restrictions or is publicly available to SAS prior to the disclosure thereof, (ii) information that, subsequent to its disclosure, becomes publicly available to SAS without any violation of this letter agreement by SAS, (iii) information that becomes legally available to SAS from any third party without any confidentiality restrictions, (iv) information that is independently acquired without any confidentiality restrictions or developed by SAS, (v) information that is required to be disclosed by SAS pursuant to law or regulation or by order of a court of competent jurisdiction, or pursuant to the requirements of a governmental or regulatory body, or (vi) information that is explicitly approved for release by prior written authorization of the Company.  This paragraph 1 shall terminate and be of no further force or effect upon the earlier to occur of: (1) the liquidation, dissolution or winding up of the Company, or the deemed occurrence of such event, in each case as set forth in the Company’s Certificate of Incorporation, as amended from time to time, or (2) an initial underwritten public offering of the Company’s securities; provided, however, that the confidentiality obligations of SAS and the SAS representative set forth above shall survive any such termination.

2.               Registration Right.  If the Company grants to Alarm Funding, LLC or any individual or entity of any kind, including but not limited to a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof) that directly, or indirectly through one or more intermediaries, controls, is controlled by or under common control with Alarm Funding (collectively, “Alarm Funding”) any right to register any of its securities under the Securities Act of 1933, as amended, the Company shall grant the same rights to SAS.  This paragraph 2 shall survive an initial underwritten public offering of the Company’s securities and shall continue in effect for so long as SAS or Cordell Funding, LLLP own individually or collectively one percent (1%) or more of the Company’s outstanding common stock.

3.               Co-Sale Right.

a.               Capitalized Terms.  For purposes of this paragraph 3, all capitalized terms used but not defined herein shall have the meanings provided in that certain Right of First Refusal Agreement between Alarm Funding, LLC, SAS and the Company of even date herewith (the “ROFR”).

b.              Exercise of Right.  If Alarm Funding proposes to Transfer any of its Equity Securities and such Offered Shares are not purchased pursuant to Section 2.1 of the ROFR, and thereafter are to be sold to the third-party transferee(s) identified in the Transfer Notice, SAS may elect to participate on a pro rata basis in the proposed transfer as set forth in this paragraph 3 and otherwise on the same terms and conditions specified in the Proposed Transfer Notice.  If SAS desires to exercise such right of co-sale, SAS must give Alarm Funding written notice to that effect within fifteen (15) days after the deadline for delivery of the Participating Holder Notice or Participating Holders Overallotment Notice described in Section 2.1 of the ROFR, as applicable, and upon giving such notice SAS shall be deemed to have effectively exercised its right of co-sale hereunder.

c.               Includable Shares.  If SAS delivers the written notice described in paragraph 3(b) above, SAS may include in the proposed Transfer by Alarm Funding all or any part of SAS’ Equity Securities equal to the product obtained by multiplying (i) the aggregate number of Offered Shares (excluding shares purchased by the Company or the Holders pursuant to Section 2.1 of the ROFR) by (ii) a fraction, the numerator of which is the number of shares of Equity Securities owned by SAS immediately before consummation of the proposed Transfer (including any shares that SAS has agreed to purchase pursuant to Section 2.1 of the ROFR) and the denominator of which is the total number of shares of Equity Securities owned, in the aggregate, by all Holders immediately prior to the consummation of the proposed Transfer (including any shares that all Holders have collectively agreed to purchase pursuant to Section 2.1 of the ROFR).

d.              Delivery of Certificates.  SAS shall effect its participation in the proposed Transfer by delivering to Alarm Funding, no later than fifteen (15) days after such SAS’ exercise of its co-sale right, one or more stock certificates, properly endorsed for transfer to the prospective transferee, representing the number of shares of Equity Securities that SAS elects to include in the Transfer.

e.               Purchase Agreement.  The parties hereby agree that the terms and conditions of any sale pursuant to this paragraph 3 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this paragraph 3.

f.                 Deliveries.  Each stock certificate SAS delivers to Alarm Funding pursuant to paragraph 3(d) above will be transferred to the prospective transferee against payment therefor in consummation of the sale of the Offered Shares pursuant to the terms and conditions specified in the Proposed Transfer Notice and the purchase and sale agreement, and Alarm Funding shall concurrently therewith remit or direct payment to SAS the portion of the sale proceeds to which SAS is entitled by reason of its participation in such sale.  If any prospective transferee or transferees refuse(s) to purchase Equity Securities from SAS, Alarm Funding may not sell any Offered Shares to such prospective transferee or transferees unless and until, simultaneously with such sale, Alarm Funding purchases all Equity Securities subject to the right of co-sale from SAS on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.

g.              Additional Compliance.  If any proposed Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, Alarm Funding may not sell any Offered Shares unless they first comply in full with each provision of this paragraph 3.  The exercise or election not to exercise any right by SAS shall not adversely affect its right to participate in any other sales of Offered Shares subject to this paragraph 3.

h.              Termination.  This paragraph 3 shall terminate and be of no further force or effect upon the earlier to occur of: (1) the liquidation, dissolution or winding up of the Company, or the deemed occurrence of such event, in each case as set forth in the Company’s Certificate of Incorporation, as amended from time to time, or (2) an initial underwritten public offering of the Company’s securities

In the event that the Company engages in a restructuring or similar transaction, any resulting entity or entities shall be subject to this letter in the same manner and to the same extent as the Company.

Very truly yours,

CASTLEROCK SECURITY HOLDINGS, INC.

By:	/ s / Brian E. Johnson
Brian E. Johnson
President and Chief Executive Officer

ACKNOWLEDGED AND ACCEPTED:

SA SYSTEMS LLC

By:	/ s / Robin Rodriguez
Robin Rodriguez
Manager